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SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
AMERICAN LAWYERS

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WILLIAM Y. CHUA
ROBERT G. DELAMATER
CHUN WEI

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January 27, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed

dlw 1/30

HONGKONG: 42312.21

"filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8622; facsimile: 852-2522-2280).

Very truly yours,

Jacob Y. Shek

(Enclosure)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
Ling Yang
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

January 27, 2003

A. Announcement in relation to Results of extraordinary general meetings regarding the Strategic Investment Agreement between Tsingtao and Anheuser-Busch by way of subscription by Anheuser-Busch of mandatorily convertible Convertible Bonds to be issued by Tsingtao, the related Whitewash Waiver and Connected Transaction and Resumption of Trading, dated January 23, 2003.

HONGKONG: 29063.38

Document A
File No. 82-4021

青島啤酒股份有限公司
TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Results of extraordinary general meetings regarding the Strategic Investment Agreement between Tsingtao and Anheuser-Busch by way of subscription by Anheuser-Busch of mandatorily convertible Convertible Bonds to be issued by Tsingtao, the related Whitewash Waiver and Connected Transaction and Resumption of Trading

The Directors are pleased to announce that in the EGM, the H Shares EGM and the A Shares EGM held today, all the resolutions as contained in the notices of the EGM, the H Shares EGM and the A Shares EGM respectively have been passed including, among others, the ordinary resolutions for the approval of the Strategic Investment Agreement and the Whitewash Waiver, and the special resolutions for approval of various transactions contemplated under the Strategic Investment Agreement.

Each of the resolutions was passed by way of a poll.

Trading of H Shares was suspended on the Stock Exchange at the request of Tsingtao from 9:30 a.m. on 23 January 2003 pending the publication of this announcement. Application has been made for trading of H Shares to resume from 9:30 a.m. on 24 January 2003. Trading of A Shares on the Stock Exchange of Shanghai was also suspended at the request of Tsingtao from 9:30 a.m. on 23 January 2003. Application has been made for trading of A Shares to resume from 9:30 a.m. on 24 January 2003.

Reference is made to Tsingtao's circular dated 9 December 2002 (the "Circular") in relation to the Strategic Investment Agreement. Unless otherwise stated, terms used in this announcement will have the same meanings as those defined in the Circular.

Results of the EGM, the H Shares EGM and the A Shares EGM

In the EGM, the H Shares EGM and the A Shares EGM held today, all the resolutions as contained in the respective notices of the EGM, the H Shares EGM and the A Shares EGM as set out in the Circular have been passed unanimously.

In particular, the Independent Shareholders have, by way of ordinary resolutions, approved the Strategic Investment Agreement (including the entering into the Voting Trust Agreement)

and the Whitewash Waiver unanimously. Each of the resolutions in the EGM, the H Shares EGM and the A Shares EGM was passed by way of a poll. The PRC legal adviser to Tsingtao confirmed that the EGM, the H Shares EGM and the A Shares EGM were duly convened, conducted and concluded.

The Whitewash Waiver has been granted by the Executive subject to the Independent Shareholders approving the Strategic Investment Agreement and the Whitewash Waiver by way of a poll. Accordingly, all the conditions requiring the Shareholders' approvals and the granting of the Whitewash Waiver prior to each of Tranche I and Tranche II Closing and Tranche III Closing have been satisfied.

Shareholding Structure of Tsingtao

Each of Tranche I and Tranche II Closing and Tranche III Closing is subject to other outstanding conditions precedent including the following:-

- the Stock Exchange approving the issue of the Convertible Bonds and granting any necessary waivers from strict compliance with the public float requirement and any other requirements of the Listing Rules in relation to the Strategic Investment Agreement;

- the Listing Committee of the Stock Exchange granting the listing of and permission to deal in all of the H Shares to be issued pursuant to the Convertible Bonds;

- the obtaining of approvals from all relevant PRC governmental authorities and other relevant third parties for the Strategic Investment Agreement and the transactions contemplated therein, including the subscription, issue and conversion of the Convertible Bonds;

- CSRC granting the necessary waiver(s) to Parent and Anheuser-Busch as parties acting in concert from the obligation to make a mandatory offer under the PRC Administrative Measures if CSRC determines that an application for such waiver(s) is necessary pursuant to the PRC Administrative Measures;

- the issue of a legal opinion by Tsingtao's PRC legal counsel in favour of Anheuser-Busch;

- the appointment of Anheuser-Busch's designees to three Board committees, namely, strategy and investment committee, audit and finance committee, and human resources and corporate governance committee; and

- the restructuring of all loans between Tsingtao and its subsidiaries to the satisfaction of Anheuser-Busch.

If these conditions are not fulfilled on or before 1 June 2003 (or such later date as may be agreed between the parties) the Strategic Investment Agreement will terminate and cease to have effect. Further announcements will be made by Tsingtao as soon as practicable after

fulfilment of all of the above conditions, and after each of Tranche I and Tranche II Closing and Tranche III Closing. Please refer to the Circular for details of the conditions precedent to Tranche I and Tranche II Closing and the additional conditions precedent to Tranche III Closing.

Subject to the closings of each of the 3 tranches of the Convertible Bonds, immediately upon each of Tranche I Conversion, Tranche II Conversion and Tranche III Conversion, the interest of Anheuser-Busch in Tsingtao will increase from its current level of 45,000,000 H Shares (representing 4.5% of the existing entire issued capital of Tsingtao or 13.0% of the existing entire H Share capital of Tsingtao) to 105,000,000 H Shares (representing approximately 9.9% of the then enlarged issued capital of Tsingtao or approximately 25.8% of the enlarged H Share capital of Tsingtao), 239,000,000 H Shares (representing approximately 20.0% of the then enlarged issued capital of Tsingtao or approximately 44.2% of the enlarged H Share capital of Tsingtao) and 353,219,178 H Shares (representing approximately 27.0% of the then enlarged issued capital of Tsingtao or approximately 53.9% of the enlarged H Share capital of Tsingtao subject to the Voting Trust Agreement) respectively.

91,575,342 H Shares (representing approximately 7.0% of the entire issued share capital of Tsingtao which will form part of Anheuser-Busch's then 27.0% shareholding in the entire issued share capital of Tsingtao after Tranche III Conversion) will be subject to the Voting Trust Agreement after Tranche III Conversion whereby Anheuser-Busch will enjoy the economic benefits of such H Shares and Parent can exercise the respective voting rights at its sole discretion. Please refer to the Circular for details of the changes in the shareholding structure of Tsingtao as a result of each conversion of the Convertible Bonds.

Resumption of Trading

Trading of H Shares was suspended on the Stock Exchange at the request of Tsingtao from 9:30 a.m. on 23 January 2003 pending the publication of this announcement. Application has been made for trading of H Shares to resume from 9:30 a.m. on 24 January 2003. Trading of A Shares on the Stock Exchange of Shanghai was also suspended at the request of Tsingtao from 9:30 a.m. on 23 January 2003. Application has been made for trading of A Shares to resume from 9:30 a.m. on 24 January 2003.

By Order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, 23 January 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in South China Morning Post.